Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

(unaudited)

	For the Three Months Ended				For the Nine Months Ended
	September 30,				September 30,
	2009(1)		2008(1)		2009(1)		2008(1)
Earnings:
Add:
Loss before income taxes and noncontrolling interest	$(24,655)		$(46,272)		$(36,595)		$(85,023)
Fixed charges	32,830		30,791		93,823		87,048
Amortization of capitalized interest	3		3		9		9
	8,178		(15,478)		57,237		2,034
Subtract:
Interest capitalized	—		—		—		25
Distributions to noncontrolling interest holders	1,497		3,603		5,784		9,234
	1,497		3,603		5,784		9,259
Earnings	$6,681		$(19,081)		$51,453		$(7,225)

Fixed Charges:
Interest expense	$27,196		$24,982		$76,980		$70,392
Interest capitalized	—		—		—		25
Portion of rentals deemed to be interest	5,634		5,809		16,843		16,631
	$32,830		$30,791		$93,823		$87,048

Ratio of earnings to fixed charges	0.2	x	(0.6	)x	0.5	x	(0.1	)x

(1)   For the three and nine months ended September 30, 2009 and 2008, the Company’s ratio of earnings to fixed charges indicated a less than one-to-one coverage. The deficiency was a result of earnings that were $26.1 million and $49.9 million less than fixed charges for the three months ended September 30, 2009 and 2008, respectively, and $42.4 million and $94.3 million less than fixed charges for the nine months ended September 30, 2009 and 2008, respectively.